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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                TODAY'S MAN, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)
                           Common Stock, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  888910 20 5
                                 (CUSIP Number)

                                 Bruce Galloway
                           1325 Avenue of the Americas
                                   26th Floor
                            New York, New York 10019
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 30, 2003
    -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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                                  SCHEDULE 13D

----------------------------------------------------------                      ---------------------------------------------------
CUSIP No.  888910 20 5                                                           Page 2 of 5
           -----------
----------------------------------------------------------                      ---------------------------------------------------
---------- ------------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           Bruce Galloway  (for and on behalf of accounts over which he has control)
---------- ------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                             (a)

                                                                                         (b) X
---------- ------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY



---------- ------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*


           PF and/or OO

---------- ------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c) [ ]

---------- ------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
------------------------- ------ --------------------------------------------------------------------------------------------------
       NUMBER OF            7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY
     OWNED BY EACH               1,740,900
       REPORTING
      PERSON WITH
                          ------ --------------------------------------------------------------------------------------------------
                            8    SHARED VOTING POWER

                          ------ --------------------------------------------------------------------------------------------------
                            9    SOLE DISPOSITIVE POWER

                                 884,200
                          ------ --------------------------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER


---------- ------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,740,900
---------- ------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

---------- ------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.5%
---------- ------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
---------- ------------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

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ITEM 1. SECURITY AND ISSUER.
        --------------------

     This statement relates to the common stock, no par value ("Common Stock") of Today's Man, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 835 Lancer Drive, Moorestown, New Jersey 08057.

ITEM 2. IDENTITY AND BACKGROUND.
        ------------------------

     (a)-(c), (f) This statement is being filed by Bruce Galloway, a citizen of the United States. Mr. Galloway is a managing director of Burnham Securities, an investment management firm. Mr. Galloway through Burnham Securities holds the Common Stock of the Issuer in various accounts under his management and control. In addition, Mr. Galloway received proxies from NTS Financial Services, Ltd. and Laird Q. Cagan to vote their shares of Common Stock at all meetings of shareholders for a one-year period commencing January 30, 2003 and January 29, 2003, respectively. The principal business address for Mr. Galloway is 1325 Avenue of the Americas, 26th floor, New York, New York 10019.

     (d)(e) During the last five years, Mr. Galloway has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        --------------------------------------------------

     The total amount of funds required by Mr. Galloway to acquire the shares of Common Stock was approximately $260,060 (including commissions). Such shares of Common Stock were acquired with personal funds and/or investment funds in accounts under management.

ITEM 4. PURPOSE OF TRANSACTION.
        -----------------------

     The shares of Common Stock beneficially owned by Mr. Galloway were acquired for and are being held for investment purposes. Mr. Galloway purchased the shares of Common Stock based on his belief that the shares at current market prices are undervalued and represent an attractive investment opportunity. Mr. Galloway has had and may continue to have discussions with management and may have discussions with the Issuer's lenders. These discussions may involve Mr. Galloway obtaining representation on the Board of Directors of the Issuer and/or a possible transaction with the Issuer, including acquiring control of the Issuer or a potential acquisition of the Issuer. Depending on future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, Mr. Galloway may, from time to time, purchase additional shares of Common Stock or sell shares of Common Stock in open market or privately negotiated transactions. Mr. Galloway may, in the future, have influence over the corporate activities of the Issuer, including activities such as those described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
        -------------------------------------

     (a) As of the date of this filing, Mr. Galloway is the beneficial owner of an aggregate of 1,740,900 shares of Common Stock, representing approximately 6.5% of the total class. The number and percentage of shares includes beneficial ownership of 856,700 shares of Common Stock in which Mr. Galloway received a proxy to vote such shares at all meetings of shareholders of the Issuer for a one-year period. Mr. Galloway disclaims beneficial ownership of 55,000 shares of Common Stock beneficially owned by his mother, Elaine Galloway.

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     (b) Mr. Galloway has the sole power to vote or direct the vote of 1,740,900 shares of Common Stock (including the 856,700 shares in which Mr. Galloway has a proxy to vote). Mr. Galloway has the sole power to dispose or direct the disposition of 884,200 shares of Common Stock.

     (c) Within the past 60 days, Mr. Galloway has not purchased any shares of Common Stock on the open market.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        ------------------------------------------------------------------------
        SECURITIES OF THE ISSUER.
        ------------------------

     Mr. Galloway received a Proxy from each of NTS Financial Services Ltd. And Laird Q. Cagan (together, the "Stockholders") granting Mr. Galloway the right to vote all of the shares of Common Stock of the Issuer owned by the Stockholders at any meeting of shareholders (including any action taken by written consent) for a one-year period commencing January 30, 2003 and January 29, 2003, respectively.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
        ---------------------------------

     1. Proxy of NTS Financial Services Ltd. dated January 30, 2003.

     2. Proxy of Laird Q. Cagan dated January 29, 2003.



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                                   SIGNATURES
                                   ----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 6, 2003                    /S/ Bruce Galloway
                                           ----------------------------
                                           Bruce Galloway, individually

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